October 16, 2008

Gary Newberry
US SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Lucas Energy, Inc.
Comment Letter dated September 19, 2008

Dear Mr. Newberry:

     Pursuant to our telephone conversation, Lucas will provide its proposed changes, amendments or modifications in response to the Comments of September 19, 2008, on or before October 20th, and, upon acceptance of the proposals, Lucas would then amend the respective filings.

Respectfully,

Christopher Dieterich
DIETERICH & MAZAREI
Counsel to Lucas Energy, Inc.